UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

CHARLOTTE RUSSE HOLDING, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)

161048103

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 161048103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SK Equity Fund, L.P. (IRS ID No. 061312136)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,606,187

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 7,606,187

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,606,187

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 31.2%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SK Investment Fund, L.P. (IRS ID No. 061408409)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 79,082

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 79,082

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,082

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SKM Partners, L.P. (IRS ID No. 061301330)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,685,269

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 7,685,269

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,685,269

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 31.5%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Saunders Karp & Megrue Partners, LLC (IRS ID No. 061535862)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,685,269

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 7,685,269

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,685,269

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 31.5%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Charlotte Russe Holding, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 4645 Morena Boulevard, San Diego, California 92117

Item 2.
(a)

Name of Person Filing
This statement is filed on behalf of the persons identified in  Item 4 below.  Each person filing this statement acknowledges that he is responsible for the completeness and accuracy of the information contained herein concerning that person, but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

(b)

Address of Principal Business Office or, if none, Residence
For SK Equity Fund, L.P., SK Investment Fund, L.P., SKM Partners, L.P., Saunders Karp & Megrue Partners, LLC:

445 Park Avenue
11th Floor
New York, NY 10022

	(c)	Citizenship Each of the persons filing this statement is an organization created or governed under the laws of the State of Delaware.
	(d)	Title of Class of Securities This statement relates to the Company’s common stock, par value $.01 per share (the “Common Stock”).
	(e)	CUSIP Number 161048103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Incorporated by reference to Items (5) - (9) and (11) of the cover page pertaining to each reporting person.

Note 1: SKM Partners, L.P. (the “General Partner”) is the general partner of each of the SK Equity Fund L.P. and the SK Investment Fund, L.P. (the “Funds”). Saunders Karp & Megrue Partners, LLC (the “LLC”), is the general partner of the General Partner.

Amounts reported in Items (5), (7), (9) and (11) on the cover page for each of SKM Partners, L.P., and Saunders Karp & Megrue Partners, LLC reflect 7,606,187 and 79,082 shares owned directly by SK Equity Fund, L.P., and SK Investment Fund, L.P., respectively.

(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
See Item 4 above.

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2006

SK EQUITY FUND, L.P.

By: SKM PARTNERS, L.P., as General Partner

By: SAUNDERS KARP & MEGRUE PARTNERS, LLC, as General Partner

	By:	/s/ Allan W. Karp
Authorized Member

SK INVESTMENT FUND, L.P.

By: SKM PARTNERS, L.P., as General Partner

By: SAUNDERS KARP & MEGRUE PARTNERS, LLC, as General Partner

	By:	/s/ Allan W. Karp
Authorized Member

SKM PARTNERS, L.P.

By: SAUNDERS KARP & MEGRUE PARTNERS, LLC, as General Partner

	By:	/s/ Allan W. Karp
Authorized Member

SAUNDERS KARP & MEGRUE PARTNERS, LLC

	By:	/s/ Allan W. Karp
Authorized Member